EXHIBIT 11.1

CPI Corp.
Computation of Per Common Share Loss - Diluted
(Unaudited)

in thousands, except share and per share data	16 Weeks Ended		40 Weeks Ended
	November 12, 2011	November 13, 2010	November 12, 2011		November 13, 2010
Diluted:
Net loss applicable to common shares	$(7,250)	$(7,713)	$(12,747)		$(2,991)

Shares:
Weighted average number of common shares outstanding	9,136,901	9,445,585	9,123,898		9,404,792
Dilutive effect of exercise of certain stock options	—	—	—	*	—	**
Less: Treasury stock - weighted average	(2,097,043)	(2,133,566)	(2,097,043)		(2,133,566)

Weighted average number of common and common equivalent shares outstanding	7,039,858	7,312,019	7,026,855		7,271,226

Net loss per common and common equivalent shares	$(1.03)	$(1.05)	$(1.81)		$(0.41)

* The effect of stock options in the amount of 956 shares was not considered as the effect was antidilutive.

** The effect of stock options in the amount of 544 shares was not considered as the effect was antidilutive.